UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 31, 2023

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	46-5145215
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 5 - Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

Music Licensing, Inc. (the “Company”) hereby discloses that it is filing this Form 1-U/A to amend and restate its previously filed Form 1-U filed on May 15, 2023 & August 8, 2023 , as the Company can no longer rely on the previously issued financial statements for the first quarter of 2023 (“Q1 2023 Financials”) and the related audit report. The Company has determined that there were errors in the Q1 2023 Financials that require correction and revision.

The Company’s management has conducted a thorough review of its Q1 2023 Financials and identified inaccuracies that materially affect the reported financial results for the quarter. As a result of this review, the Company has concluded that the previously issued Q1 2023 Financials and related audit report should not be relied upon due to the errors and inaccuracies contained therein.

The Company is taking the necessary steps to rectify these errors and to provide accurate and corrected financial information. As an exhibit to this Form 1-U/A, the Company is filing revised and corrected financial statements for the first quarter of 2023. The revised financial statements have been prepared in accordance with generally accepted accounting principles and reflect the accurate financial position and results of operations of the Company for the first quarter of 2023.

Exhibit 1000.1 - Revised and Corrected Financial Statements for the First Quarter of 2023

The following exhibit is being filed with this Form 1-U/A:

Exhibit 1000.1: Revised and Corrected Financial Statements for the First Quarter of 2023

The revised and corrected financial statements included in Exhibit 1000.1 supersede the previously issued financial statements for the first quarter of 2023 and should be relied upon as accurate representations of the Company’s financial position and results of operations for the period.

This Form 1-U/A should be read in conjunction with the Company’s other filings with the Securities and Exchange Commission. Investors are advised to carefully consider this disclosure and the accompanying revised financial statements when evaluating the Company’s financial performance and prospects.

Forward-Looking Statements

This release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	August 29, 2023	By:	/s/ Jake P. Noch
Jake P. Noch,
Chief Executive Officer

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